EXHIBIT 99.1

Re: Process to examine the possible sale of the Company’s position in B Communications

Ramat Gan, Israel – October 16, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to its previous reports regarding the Company’s intention to conduct a systematic and competitive process to examine a possible sale of the Company’s holdings in B Communications Ltd. (“BCom” and the “Sale Process”, respectively) or such other alternative action that will be determined to be in the best interests of the Company, its shareholders and debenture holders, the Company reports that pursuant to the approval of the Company’s board of directors, the Company has announced the initiation of the Sale Process of its holdings in Bcom. The Company plans to contact in the coming days selected groups of leading communication companies, private equity funds and other potential bidder, worldwide. The Company has also engaged top legal and accounting firms to assist and advise the Company in the Sale Process.

Prior potential transactions that were examined and reported on by the Company were not fruitful.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.